SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                   FORM U-6B-2

                           Certificate of Notification

         Certificate is filed by: Ohio Edison Company ("Ohio Edison"), a subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.       Type of securities:

         Pursuant to a Letter of Credit and Reimbursement Agreement dated as of March 23, 2004 (the "Reimbursement Agreement") between Ohio Edison and Wachovia Bank, National Association (the "Bank"), (i) two new letters of credit (each individually, a "New Letter of Credit", and collectively, the "New Letters of Credit") are being issued by the Bank on behalf of Ohio Edison and (ii) the existing maturities of two letters of credit (each individually, an "Existing Letter of Credit", and collectively, the "Existing Letters of Credit") issued by the Bank on behalf of Ohio Edison are being extended.

         One New Letter of Credit supports the payment of principal and up to 63 days' interest on $33,000,000 aggregate principal amount of the Ohio Water Development Authority's outstanding State of Ohio Pollution Control Revenue Bonds, 1988 Series B (Ohio Edison Company Project) (the "1988 B Letter of Credit"). The other New Letter of Credit supports the payment of principal and up to 63 days' interest on $23,000,000 aggregate principal amount of the Ohio Air Quality Development Authority's outstanding State of Ohio Pollution Control Revenue Bonds, 1988 Series C (Ohio Edison Company Project) (the "1988 C Letter of Credit").

         One Existing Letter of Credit supports the payment of principal and up to 49 days' interest on $50,000,000 aggregate principal amount of the Ohio Air Quality Development Authority's outstanding State of Ohio Air Quality Facilities Revenue Refunding Bonds, 1989 Series A (Ohio Edison Company Project) (the "1989 Letter of Credit"). The other Existing Letter of Credit supports the payment of principal and up to 36 days' interest on $50,000,000 aggregate principal amount of the Ohio Air Quality Development Authority's outstanding State of Ohio Pollution Control Revenue Refunding Bonds, Series 2000-C (Ohio Edison Company Project) (the "2000 Letter of Credit").


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2.       Issue, renewal or guaranty:

         1988 B Letter of Credit:  Issue
         1988 C Letter of Credit:  Issue
         1989 Letter of Credit:  Renewal
         2000 Letter of Credit:  Renewal

3.       Principal amount of each security:

         1988 B Letter of Credit: $33,569,589.04
         1988 C Letter of Credit: $23,396,986.30
         1989 Letter of Credit: $50,671,232.88
         2000 Letter of Credit: $50,493,150.68

4.       Rate of interest per annum of each security:

         Drawings under the New Letters of Credit and the Existing Letters of Credit not immediately reimbursed by Ohio Edison to the Bank bear interest at either a Base Rate or a Eurodollar Rate. As of the date hereof, such rates would be 4.50% and 3.29% per annum, respectively.

5.       Date of issue, renewal or guaranty of each security:

         1988 B Letter of Credit: April 1, 2004
         1988 C Letter of Credit: April 1, 2004
         1989 Letter of Credit: March 23, 2004
         2000 Letter of Credit: March 23, 2004

6.       If renewal of security, give date of original issue:

         1989 Letter of Credit: August 1, 2000
         2000 Letter of Credit: June 29, 2000

7.       Date of maturity of each security:

         1988 B Letter of Credit: March 18, 2009
         1988 C Letter of Credit: March 18, 2009
         1989 Letter of Credit: March 18, 2009
         2000 Letter of Credit: March 18, 2009
         (Note: the Reimbursement Agreement terminates on March 18, 2009.)



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8.       Name of the  person  to whom  each  security  was  issued,  renewed  or guaranteed:

         Each New Letter of Credit was issued in favor of J.P. Morgan Trust Company, National Association (including its successors and assigns), as trustee under the applicable pollution control revenue bonds.

         Each Existing Letter of Credit was issued in favor of J.P. Morgan Trust Company, National Association (including its successors and assigns), as trustee under the applicable pollution control revenue refunding bonds.

9.       Collateral given with each security:

         None.

10.      Consideration given for each security:

         None.

11.      Application of proceeds of each security:

         Not Applicable.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         (a) the provisions contained in the first sentence of Section 6(b) [ ]

         (b) the provisions contained in the fourth sentence of Section 6(b) [ ]

         (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.      If the  security  or  securities  were exempt  from the  provisions  of
         Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

         Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

         Not applicable.


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15.      If the security or securities are exempt form the provisions of Section
         6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52.



                                                     OHIO EDISON COMPANY


                                                     By:  /s/Thomas C. Navin
                                                          ----------------------
                                                             Thomas C. Navin
                                                             Treasurer

Date: April 1, 2004